UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Deutsche Multi-Market Income Trust
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25160E102
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 534,221
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 534,221
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 363,800
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 363,800
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 898,921
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 898,921
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP 25160E102

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 908,634
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 908,634
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 908,634*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

* Includes 9,713 shares of common stock owned personally by Mr. Lipson.

CUSIP 25160E102

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 238,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP 25160E102

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 238,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP 25160E102

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 238,922
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 238,922
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON IN

CUSIP 25160E102

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP 25160E102

1	NAME OF REPORTING PERSON NEIL R. CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP 25160E102

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP 25160E102

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital and the Shares purchased by Mr. Lipson were purchased with personal funds (each of which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 534,221 Shares owned directly by WIHP is approximately $3,996,078, including brokerage commissions.  The aggregate purchase price of the 363,800 Shares owned directly by WITRP is approximately $2,767,670, including brokerage commissions.  The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $6,867, including brokerage commissions.  The aggregate purchase price of the 9,713 Shares owned directly by Mr. Lipson is approximately $79,401, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 238,922 Shares owned directly by BPIP is approximately $1,782,312, including brokerage commissions.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On October 5, 2016, WILLC commenced a lawsuit against the Issuer, by filing a Complaint (the “Complaint”) in the Suffolk County Superior Court in the Commonwealth of Massachusetts, seeking to have the court, among other things, (1) declare that the 2009 “majority of outstanding” bylaw in the bylaws of the Issuer (the “Bylaws”), cannot be applied to a contested election and that nominees who obtain a plurality of votes cast in a contested election are duly elected to the Board, (2) declare that WILLC’s trustee nominees (the “Western Nominees”) have been duly elected to the Board of the Issuer at the 2016 Annual Meeting of Shareholders (the “2016 Annual Meeting”) and (3) issue preliminary and permanent injunctive orders to implement the declaratory relief, and in particular, mandatorily require the Issuer to seat the Western Nominees on the Board immediately.  Previously, on September 27, 2016, WILLC, within its rights as a shareholder under Massachusetts law, delivered a letter (the “Demand Letter”) to the Issuer demanding that the Western Nominees be seated as directors if they received more votes than the incumbent trustees at the 2016 Annual Meeting.  By applying the “majority of outstanding” bylaw and not acknowledging that the Western Nominees were duly elected by shareholders at the 2016 Annual Meeting, the Issuer disregarded the strong mandate from its shareholders.  The foregoing summary is qualified in its entirety by reference to the full text of the Complaint, a copy of which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

CUSIP 25160E102

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,393,261.76 Shares outstanding, which is the total number of Shares outstanding as of July 20, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 18, 2016.

A.	WIHP

(a)	As of the close of business on October 6, 2016, WIHP beneficially owned 534,221 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 534,221
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 534,221
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	WITRP

(a)	As of the close of business on October 6, 2016, WITRP beneficially owned 363,800 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 363,800
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 363,800
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on October 6, 2016, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 534,221 Shares owned by WIHP and (ii) 363,800 Shares owned by WITRP.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 898,921
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 898,921
4. Shared power to dispose or direct the disposition: 0

CUSIP 25160E102

(c)
WILLC has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)
As of the close of business of October 6, 2016, Mr. Lipson directly owned 9,713 Shares.  As the managing member of WILLC, Mr. Lipson may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 534,221 Shares owned by WIHP and (iii) 363,800 Shares owned by WITRP.

Percentage: Approximately 4.1%

(b)	1. Sole power to vote or direct vote: 908,634
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 908,634
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.  The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on October 6, 2016, BPIP beneficially owned 238,922 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 238,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,922
4. Shared power to dispose or direct the disposition: 0

(c)	BPIP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 238,922 Shares owned by BPIP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 238,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,922
4. Shared power to dispose or direct the disposition: 0

CUSIP 25160E102

(c)	BPM has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 238,922 Shares owned by BPIP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 238,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,922
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ferguson has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

H.	Ms. Schultz

(a)	As of the close of business on October 6, 2016, Ms. Schultz beneficially owned 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Schultz has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

I.	Mr. Chelo

(a)	As of the close of business on October 6, 2016, Mr. Chelo, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

CUSIP 25160E102

(c)	Mr. Chelo has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

J.	Mr. Crouse

(a)	As of the close of business on October 6, 2016, Mr. Crouse, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Crouse has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Complaint, dated October 5, 2016

CUSIP 25160E102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse and Lynn D. Schultz

CUSIP 25160E102

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo

CUSIP 25160E102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
10/5/2016	700	8.4560
10/6/2016	1,400	8.4584

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
10/5/2016	300	8.4560
10/6/2016	600	8.4584